UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Centerline Holding Company
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

15188T108
(CUSIP Number)

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15188T108	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Shares, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

(1) All share information in this Schedule 13D reflects the reverse stock split and forward stock split of the Issuer's Common Shares effective March 14, 2013.

CUSIP No. 15188T108	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt ELP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 15188T108	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marion L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodley L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 10 of 13

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the Common Shares, issued by the Issuer, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 2, 2013, as amended by Amendment No. 1 on May 14, 2013, Amendment No. 2 on May 17, 2013, Amendment No. 3 on May 23, 2013, Amendment No. 4 on May 29, 2013, Amendment No. 5 on May 31, 2013 and Amendment No. 6 on June 10, 2013 (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following at the end thereof:

“On June 10, 2013, Otsego Shares and the Issuer entered into a certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Otsego Shares will merge with and into the Issuer (such merger, the “Merger”), with the Issuer as the surviving trust in the Merger.

Under the terms of the Merger Agreement, each Common Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) other than the Excluded Shares (as defined in the Merger Agreement) will be converted into the right to receive $39.89 in cash, without interest.

Otsego Shares and the Issuer have made customary representations, warranties and covenants in the Merger Agreement.  Consummation of the Merger is subject to a number of conditions, including: (i) adoption of the Merger Agreement by the affirmative vote or written consent of holders of a majority in voting power of the outstanding beneficial interest in the Issuer (the “Required Shareholder Approval”); (ii) expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other required approvals; (iii) no legal orders enjoining the transaction; (iv) accuracy of representations and warranties; (iv) performance of covenants; (v) no issued and outstanding special preferred voting shares of the Issuer or special common units of Centerline Capital Company, LLC, an affiliate of the Issuer, in each case, including any interest convertible into, exercisable or exchangeable for any of the foregoing; (vi) assignment of certain interests in the Issuer’s LIHTC Funds and other operations; and (vii) certain other conditions detailed in the Merger Agreement.

The Merger Agreement may be terminated in certain circumstances, including: (i) by either the Issuer or Otsego Shares if the Merger does not occur on or before September 30, 2013 (the “Termination Date”), provided that if certain closing conditions are not waived or satisfied by such date, then the Termination Date will automatically extend to December 31, 2013; (ii) by either the Issuer or Otsego Shares in the event that the Required Shareholder Approval is not obtained or the transaction is enjoined; (iii) subject to certain cure rights and conditions, by either the Issuer or Otsego Shares in the event of a breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement; (iv) by Otsego Shares if the board of trustees of the Issuer changes its recommendation with respect to the Merger Agreement or the Merger; (v) by Otsego Shares, until twenty business days after an Agency Approval Meeting (as defined the Merger Agreement), if the applicable governmental agency

CUSIP No. 15188T108	SCHEDULE 13D	Page 11 of 13

communicates certain information to Otsego Shares or fails to communicate certain information to Otsego Shares with respect to such governmental agency’s approval; (vi) by Otsego Shares, until the earlier of (x) ten business days after the Governmental Authority Meeting (as defined in the Merger Agreement) and (y) ten business days after the applicable Governmental Authority (as defined in the Merger Agreement) communicates a refusal to participate in a Governmental Authority Meeting, if Otsego Shares is not satisfied in its sole discretion with the status and progress of certain matters related to such meeting; and (vii) certain other termination rights detailed in the Merger Agreement.

The foregoing references to, and description of, the Merger Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit 10 hereto and is incorporated herein by reference.

The Merger Agreement has been included solely to provide information regarding its terms. It is not intended to be a source of financial, business or operational information about the Issuer, the Reporting Persons or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and, may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or conditions of the Issuer, the Reporting Persons or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Following execution of the Merger Agreement, Otsego Shares executed an Action by Written Consent approving the Merger and the Merger Agreement (the “Written Consent”) with respect to all Common Shares held by Otsego Shares.

On June 12, 2013, certain of the Reporting Persons and the Issuer issued a joint press release announcing entry into the Merger Agreement (the “Joint Press Release”), a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Item 4 of the Merger Agreement, the Written Consent and the Joint Press Release and the terms therein are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to add the following:

10.	Agreement and Plan of Merger, dated as of June 10, 2013, by and between Otsego Shares, LLC and Centerline Holding Company

11.	Joint Press Release, dated June 12, 2013

CUSIP No. 15188T108	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2013

OTSEGO SHARES, LLC

By:	Otsego Holdings, LLC,
its sole member

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

OTSEGO HOLDINGS, LLC

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT CAPITAL PARTNERS, LLC

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT ELP, LTD.

By:	HB GP, LLC,
its general partner

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

HB GP, LLC

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

/s/ James C. Hunt
James C. Hunt

/s/ Marion L. Hunt
Marion L. Hunt

CUSIP No. 15188T108	SCHEDULE 13D	Page 13 of 13

/s/ Woodley L. Hunt
Woodley L. Hunt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)